
02034155


GRASIM
ADITYA BIRLA GROUP

82-3322

02 MAY 10 AM 10:43

February 26, 2002

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax:

By Air Mail

SUPPL

Dear Sir,

This is to inform you that at a meeting of the Board of Directors of Grasim Industries Limited held today, the Board, subject to approval of the shareholders, banks, financial institutions and other required approvals, has decided to sell its Textile division at Gwalior, as a going concern.

A copy of the Press Release being issued in this regard is enclosed herewith.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl.: as above

dlw 5/20

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: +91(22) 281 9520 - 26 • Fax: +91(22) 284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)


ADITYA BIRLA GROUP

Press Release

Grasim to divest Gwalior Unit to Melodeon Exports Limited

Grasim to consolidate Textile operations in Bhiwani

Bhiwani Unit to manufacture

"Grasim" and "Graviera" Brands at a single location

The Board of Directors of Grasim today approved the divesting of its loss-making fabric manufacturing operations at Gwalior to Melodeon Exports Limited and its Associates who are textile majors, as a going concern. The Gwalior unit, with a book value of Rs.15 crores will be sold for a negative consideration of Rs.15 crores.

The New Management will provide continued employment to all of the Plant's employees.

Given the pressures faced by the textile sector as a whole, the challenging market environment in the suitings sector, aggressive competition and operational issues, Grasim had undertaken an extensive techno-commercial evaluation of both of its units at Gwalior and Bhiwani. Consequently, Grasim will now manufacture both of its brands, "Grasim" and "Graviera" under a single location at Bhiwani. This will help considerably improve the competitive position of its fabric business in terms of economies of scale and operations.

Says, Mr. Vikram Rao, Group Executive President responsible for the Fabric and Apparel sector, "Consolidating fabric manufacturing operations at one location is a strategic step to bring in better synergies, bolster operational efficiencies and ensure the profitability of this business".

Adds Mr. Rao, "Both brands, "Grasim" and "Graviera", along with their entire range such as Uncrushables, Acquasoft, Finesse, Safari, Coolers, E-stretch and All Seasons, will continue to be manufactured and marketed from Bhiwani. A slew of other innovative fabrics viz., the "Ice Touch" range and the "Purista" Collection, are soon to be launched."

Grasim's Textile Division enjoys a leadership position in the premium synthetics segment.

Mumbai
February 26, 2002

CORPORATE COMMUNICATIONS
Birla Management Corporation Limited
808 Dalamal House, Nariman Point, Mumbai 400 021
Tel.: 2845826, 2823466. Fax : 2822069. Email: pragnyaram@adityabirla.com